Exhibit 13.1

Management Report

Group Management Report for the Nine Months Ended September 30, 2005

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON”): AIXTRON Inc., Atlanta, United States of America; Thomas Swan Scientific Equipment Ltd., Cambridge, United Kingdom; Epigress AB, Lund, Sweden; AIXTRON cshs, Seoul, South Korea; AIXTRON KK, Tokyo, Japan; and AIXTRON Taiwan Co. Ltd., Hsinchu City, Taiwan.

Upon completion of the acquisition of Genus, Inc., Sunnyvale, California (USA) on March 14, 2005, Genus, Inc. and its subsidiaries have since been consolidated into the expanded AIXTRON group (in the following collectively referred to as “the AIXTRON Group” or “the Company”).

Difficult Market Conditions Continue

In a subdued global economic environment, the business of the AIXTRON Group in the first nine months of 2005 continued to be affected by generally low levels of customer capital equipment spending. In the reporting period, the LED manufacturing industry, which represents a significant market for AIXTRON’s compound semiconductor deposition equipment continues to show evidence of industry consolidation, driven mainly by falling LED unit prices and delays in the introduction of a number of new LED end market applications. The silicon semiconductor industry, another major target market for AIXTRON equipment, is proving equally fluid in the estimated timings on the introduction of new materials and technologies for the mass production of next-generation IC devices.

Management Report

Against that backdrop, AIXTRON’s core compound semiconductor equipment business was adversely affected by relatively low levels of equipment spending amongst LED manufacturers in the first nine months of 2005. Consequently, AIXTRON’s order intake was lower in the first nine months of 2005 than in the comparable prior-year period.

However, the decline in AIXTRON’s compound semiconductor equipment business has been partially offset by additional equipment order intake and revenues generated from the sale of silicon semiconductor equipment. In the first nine months of 2005, Genus, Inc., a specialized manufacturer of silicon semiconductor equipment which was acquired by AIXTRON AG in the first quarter of 2005, contributed significantly to both AIXTRON’s overall revenues and order intake. In the view of the Company’s Executive Board, this development highlights the critical importance of AIXTRON’s current strategy to further diversify into new silicon end application markets.

Overall revenues for the first nine months of 2005 increased by 6% year over year, to € 95.7 million, however equipment order intake decreased by 18%, to € 76.0 million over the same period.

Management Report

While AIXTRON’s core compound semiconductor business did display softness throughout the first nine months of 2005, the longer term trends in the AIXTRON Group’s end-user markets, that could positively influence AIXTRON’s future business, included:

•	An early-generation capacity build-up for blue laser products and LED backlighting in next-generation liquid crystal displays (LCDs);

•	Indications of increased global adoption of LEDs in automotive applications;

•	Increased activity in the development of new complex compound material applications as substitution materials in the silicon semiconductor industry;

•	An ongoing transition from mass production passive matrix OLEDs to active matrix OLEDs; and

•	Increased research and development activities for silicon carbide (SiC) applications, driven by basic research and emerging hybrid automotive applications.

Management Report

Genus, Inc. Broadens AIXTRONs Product Portfolio

On March 14, 2005, AIXTRON completed the transaction to acquire the business of Genus, Inc. in Sunnyvale, California, an established deposition system supplier to the silicon semiconductor and data storage industries. Through the acquisiton of Genus, Inc., AIXTRON has gained production-proven deposition technology for both of these industries and consequently has inherited commercial relationships with some of the world’s leading silicon semiconductor companies.

Genus, Inc. broadens AIXTRON’s technology offering to include the full range of leading-edge deposition technologies for the silicon industry: Atomic Layer Deposition (ALD), Atomic Vapor Deposition (AVD®), and Chemical Vapor Deposition (CVD).

•	Through its StrataGem high-volume production tool family, Genus, Inc. adds production-proven ALD technology, targeted both at the traditional silicon industry for the production of DRAM capacitors and at the data storage industry for the production of Thin Film Heads (TFH).

•	Genus, Inc.’s ALD technology complements AIXTRON’s existing AVD® technology, providing the AIXTRON Group’s diverse customer base with a comprehensive portfolio of deposition technologies.

•	While the application of AVD® technology is focussed on very precise planar deposition processes (for example in transistor gate stacks), ALD offers distinct benefits in the deposition of challenging vertical device structures (for example in stack or trench DRAM structures).

Management Report

•	Genus, Inc.’s LYNX series of metal CVD processing equipment is targeted at the markets for DRAMs and Flash Integrated Circuits (IC), memory devices that are used, for example, in personal computers, digital cameras, and cellular telephones.

•	Genus, Inc. adds other data storage and emerging technology applications to AIXTRON’s product portfolio, such as acceleration sensors used in the automotive industry, optical and medical sensors, and inkjet printer heads.

The complementary set of skills and technologies acquired from Genus, Inc. supports AIXTRON’s strategy of diversifying its core expertise in vapor phase deposition technology into four end customer application groups: compound semiconductors, silicon semiconductors, organic semiconductors, as well as data storage and other emerging applications.

Management Report

As the world’s leading manufacturer of state-of-the-art deposition equipment for the production of compound semiconductors and other complex materials, the Company’s enhanced product portfolio provides customers with key enabling technologies for the manufacture of a wide variety of complex materials and device structures:

Compound Semiconductors:

•	Light Emitting Diodes (LEDs) for lighting, display backlighting, signalling, and outdoor giant screens

•	Optoelectronic devices such as photo diodes, lasers, or modulators for telecom/datacom applications

•	Laser devices for consumer electronics such as Compact Disks (CDs), Digital Versatile Disks (DVD), including; next generation technology such as High Definition DVD (HD DVD) and “Blu-Ray” DVD technology

•	High-frequency devices, such as Hetero Bipolar Transistors (HBTs) and High Electron Mobility Transistors (HEMTs), for wireless datacom applications

•	Silicon Carbide (SiC)-based Schottky diodes for high-power and high temperature applications

•	Solar cell technology

Management Report

Silicon Semiconductors:

•	Metal and oxide films for Complementary Metal-Oxide Semiconductors (CMOS) gate stacks used in logic Integrated Circuits (ICs)

•	Metal and oxide films for capacitor structures as used in Dynamic Random Access Memories (DRAMs) and Ferro-Electric Random Access Memories (FeRAMs)

•	Silicon Germanium (SiGe) and Strained Silicon epitaxial layers for high-performance CMOS logic ICs

Organic Semiconductors:

•	Organic LEDs (OLEDs) for Flat Panel and Flexible Display applications

•	OLEDs for solid state lighting and signage applications

•	Organic transparent thin film solar cells

•	Electronic semiconductor structures (plastic electronics) for applications in Flexible Displays, Radio Frequency Identification Devices (RFID)

Management Report

Data Storage and Emerging Applications:

•	MEMS (Micro-Electro-Mechanical Systems) for the integration of mechanical elements, sensors, actuators, and electronics on a common silicon substrate

•	Thin Film Heads (TFH), i.e. read-write sensors used in computer and hard disk drives

•	Automotive, optical and medical sensors

•	Inkjet printer heads

The devices that the AIXTRON Group’s customers manufacture, on the Company’s state-of-the-art equipment, are largely destined for end-user applications such as datacom/telecom, consumer electronics, automotive, for industrial products, and for computing and data storage applications.

Management Report

Development of the Results of Operations of the AIXTRON Group

The results of operations of the AIXTRON Group include the results of operations of Genus, Inc. and its subsidiaries, which have been consolidated into AIXTRON’s results since March 14, 2005. The comparative values of previous periods do not include the results of Genus, Inc.

All financial information contained in this report is in accordance with accounting principles generally accepted in the United Sates of America (“US GAAP”). The Company will start reporting in accordance with International Financial Reporting Standards (“IFRS”) from the fourth quarter of 2005 onwards.

Order Intake For Silicon Semiconductor Equipment Partially Offsets Weaker Demand In Core Business

The value of equipment orders received in the nine months ended September 30, 2005 totaled € 76.0 million, of which € 24.9 million were related to the third quarter of 2005. This compares to equipment orders worth € 92.9 million received in the nine months ended September 30, 2004, of which € 25.9 million were related to the third quarter of 2004.

Management Report

The reduced total equipment order intake in the first nine months of 2005 as compared to the first nine months of 2004 was largely driven by generally low order intakes for compound semiconductor equipment, totaling € 54.0 million in that period, compared with € 90.9 million in the first nine months of 2004.

In contrast, in the first nine months of 2005, AIXTRON received orders worth € 22.0 million relating to silicon semiconductor equipment, which partially offset the weak order intake in AIXTRON’s core compound equipment business. This compares with € 2.0 million of silicon semiconductor equipment orders received in the first nine months of 2004.

The equipment order backlog, as of September 30, 2005, totaled Euro 56.0 million (including Euro 8.7 million in deferred revenues for shipped equipment awaiting final customer acceptance). This compares with an equipment order backlog as of December 31, 2004 totaling Euro 52.5 million (including Euro 15.9 million in deferred revenues), and an equipment order backlog totaling Euro 85.6 million as of September 30, 2004 (including Euro 11.5 million in deferred revenues).

Management Report

Silicon Business Contributes Significantly To AIXTRON Group Revenues

The AIXTRON Group’s total revenues increased by 6% year over year, from € 90.0 million in the first nine months of 2004 to € 95.7 million in the first nine months of 2005.

However, revenues in the first nine months of 2005 included € 24.8 million in revenues from AIXTRON’s silicon business (first nine months of 2004: € 0.6 million), the majority of which was generated by AIXTRON AG’s subsidiary Genus, Inc. which has been consolidated into AIXTRON only since March 14, 2005. In the second and third quarters of 2005, Genus, Inc., a specialized manufacturer of silicon semiconductor equipment, has contributed significantly to AIXTRON’s overall revenues. In the view of the Company’s Executive Board, set against the currently soft Compound Semiconductor marketplace, this revenue development highlights the critical importance of AIXTRON’s strategy to diversify into new silicon end application markets.

By contrast, AIXTRON’s core compound semiconductor equipment business has been adversely affected in the first nine months of 2005 by the continued weakness in customer capital spending, resulting in only € 70.9 million in revenues generated by AIXTRON’s compound semiconductor business in this period (first nine months of 2004: € 89.4 million).

Management Report

The Company’s revenues in the first nine months of 2005 (in comparison to the first nine months of 2004) were generated in the following regions: United States – 14 percent (13 percent), Asia – 71 percent (76 percent), and Europe – 15 percent (11 percent).

Equipment sales generated 81 percent of consolidated total revenues in the first nine months of 2005, unchanged from the comparable period in 2004. The remaining revenues were provided by spare parts sales and service.

Gross Margin Reduction Influenced By Regional and Sector Mix

The gross margin in the first nine months of 2005 rose two percentage points as compared to the gross margin for the first half year of 2005. However, the gross margin decreased from € 33.4 million or 37 percent of revenues reported for the first nine months of 2004 to € 30.9 million or 32 percent of revenues for the first nine months of 2005. This decrease is due mainly to changes to the Company’s product and regional revenue mix in this period.

The gross margin can be influenced by the Company’s revenue recognition policy, as a result of which, the costs of goods sold do not necessarily proportionally match the related deferred revenues in any given time period. Accordingly, there can occur temporary increases or decreases in the cost of goods sold which can contribute to a gross margin change .

Management Report

Focus On Resource Efficiency And Cost Reduction

Following the acquisition of Genus, Inc., the Company’s total operating costs, net of other operating income, increased from € 30.1 million in the first nine months of 2004 to € 43.3 million in the first nine months of 2005 (including Genus, Inc. depreciation and amortization expenses, totaling € 3.3 million and Genus, Inc. Research and Development (R&D) costs totaling € 5.3 million).

The AIXTRON Group’s Selling, General and Administrative (SG&A) expenses increased to € 30.1 million for the first nine months of 2005 (representing 31 percent of revenue), from € 21.4 million for the comparable prior-year period (representing 24 percent of revenue). The increase in SG&A expenses is largely due to the consolidation of Genus, Inc. SG&A expenses into AIXTRON. The majority of the SG&A expenses are fixed costs and are not volume or revenue related.

Reflecting the ongoing investments being made in the development of emerging markets technologies, such as OVPD® and Tricent®, as well as investments in established MOCVD technology, the AIXTRON Group’s Research and Development (R&D) expenses grew by 33 percent year over year, totaling € 18.8 million (representing 20 percent of revenues) for the first nine months of 2005, as compared to € 14.1 million (16 percent of revenues) in the first nine months of 2004. For further information on AIXTRON’s R&D activities, please refer to section “research and development” below.

Management Report

As part of a number of AIXTRON Group cost reduction initiatives, the Company implemented a number of general cost reduction measures, including terminations of employee labor contracts in the United States and closures on existing fixed-term employee labor contracts in Germany. In Addition, the Company has implemented a general hiring freeze at all Company locations worldwide and will continue to review its total cost base, with a view to further reducing its operating cost base. As a result of these changes, the global headcount decreased quarter on quarter by 44 employees, or 7 percent, to 585 employees worldwide as of September 30, 2005.

Further cost reduction measures were implemented in the following areas:

•	Purchasing (leverage of purchasing synergies with volume benefits through the acquisition of Genus, Inc.),

•	Manufacturing (manufacturing utilization efficiency through flexible work schedules and temporary plant shut-downs during periods of lower equipment utilization),

•	Research and Development (project rescheduling, delayed capital expenditure on R&D projects), and

•	Engineering (reduced costs through common generic engineering platform designs).

Although some of these changes may take time for the benefits to impact AIXTRON’s financial performance, the Company is on schedule to reduce its annualized operating costs by up to 10-15 percent of 2004 operating costs by mid 2006.

Management Report

Consolidation of Genus, Inc. Impacts The AIXTRON Group’s Net Result

Due in part to the higher cost base, resulting from the consolidation of Genus, Inc. into AIXTRON, the AIXTRON Group incurred an operating loss of € 12.4 million in the first nine months of 2005, as compared to an operating income of € 3.4 million in the first nine months of 2004.

The Company incurred a net loss after tax of € 9.9 million in the first nine months of 2005, representing a net loss per share of € 0.11. This compares to a net income of € 3.8 million in the first nine months of 2004, representing a net income of € 0.06 per share.

Dividend

Since the requirements for distributing a dividend were not met in 2004, AIXTRON AG did not pay a dividend for fiscal year 2004.

Management Report

Investments and Operating Loss Reduce Cash Balance

Cash and cash equivalents decreased from € 45.5 million as of December 31, 2004 to € 31.5 million as of September 30, 2005, largely driven by cash outflows from business investments.

Cash was also used in operating activities (€ 9.7 million), largely due to net losses throughout the first nine months of 2005 (€ 9.9 million) as well as an increase in net working capital1 (€ 3.3 million) in the nine months ended September 30, 2005.

Net cash used in investing activities included purchases of fixed assets (€ 7.0 million) and purchases of intangible assets (€ 3.1 million) as well as capitalized acquisition payments (€ 4.4 million), less cash acquired from Genus, Inc. (€ 9.0 million).

Corporate Funding

As of September 30, 2005, the Company recorded no bank borrowings. The equity ratio as of September 30, 2005, after AIXTRON’s acquisition of Genus, Inc., was 84 percent. In contrast, the equity ratio was 77 percent as of December 31, 2004.

In order to support the development of future equipment technology, the Company continuously explores and assesses additional funding opportunities available in the market.

[1]	i.e., accounts receivable and inventories less accounts payable, advanced payments from customers, and accrued expenses and other liabilities

Management Report

Corporate Actions

The following significant corporate events had previously been announced for the first half of 2005:

On February 9, 2005, AIXTRON announced the effectiveness of the F-4 Registration Statement, filed with the U.S. Securities and Exchange Commission (SEC).

At a special meeting held on March 10, 2005, the shareholders of Genus, Inc. approved the transaction with the AIXTRON Group with a majority of approximately 61% of the shares entitled to vote at the meeting and 94% of the votes cast at the meeting.

On March 14, 2005, AIXTRON increased its share capital by issuing 24,967,885 new ordinary shares against all issued and outstanding Genus, Inc. common shares as contribution in kind. On the same day, AIXTRON also received approval for admitting the new shares for trading on the Prime Standard trading segment of the Frankfurt Stock Exchange. As of September 30, 2005, the total number of shares outstanding was 89,799,397.

On March 15, 2005, the AIXTRON Group’s American Depositary Shares (ADS) started trading on the NASDAQ in the United States under the ticker symbol AIXG.

At the ordinary stockholders’ meeting on May 18, 2005, the Company’s stockholders approved the creation of new Authorized Capitals I and II.

Management Report

Under Authorized Capital I, the Executive Board, under certain conditions, has been authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 35,919,751 against cash and/or non-cash contributions by issuing a total of 35,919,751 new ordinary bearer shares. Amongst other things, the authorization is intended to enable the Executive Board to acquire a company or an equity interest in a company in return for shares if a suitable opportunity arises.

While the Company currently has no specific plans to acquire another business, the Executive Board believes, in order to support its strategy to leverage its core competence in complex materials deposition into new markets, it is important to be able to act quickly if and when appropriate opportunities arise.

Under Authorized Capital II, the Executive Board, under certain conditions, has been authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 8,979,937 against cash contributions by issuing a total of 8,979,937 new ordinary bearer shares. Amongst other things, the authorization is intended to enable the Executive Board to quickly place new shares in the domestic and international capital markets in a targeted manner.

Management Report

Investments Into Future Growth

Investments in the first nine months of 2005 were largely related to capital expenditures totaling € 7.0 million for purchases of technical equipment and equipment built in-house as well investments in intangible assets totaling € 3.1 million. By comparison, capital expenditures and investments in intangible assets for the first nine months of 2004 totaled € 2.8 million and € 0.6 million, respectively.

The year-over-year increase in investments was largely due to purchases of technical equipment including testing and laboratory equipment and development contracts.

Employees

As of September 30, 2005, the AIXTRON Group had 585 employees worldwide. This compares to 443 AIXTRON employees worldwide as of December 31, 2004. This increase in global headcount is largely due to the acquisition of Genus, Inc.

As part of an internal cost reduction program, the Company has reduced the number of its employees in the United States through terminations. Elsewhere, the Company has further reduced its operating cost base by not extending fixed-term employee labor contracts in Germany and has implemented a general hiring freeze at all company locations worldwide. The impact of these changes is a sequential reduction in AIXTRON’s global headcount of 44 employees, or 7 percent, in the third quarter of 2005.

Management Report

The AIXTRON Group’s employees as of September 30, 2005 and December 31, 2004, respectively, were located in the following regions: United States – 21 percent (6 percent), Asia – 12 percent (8 percent), and Europe – 67 percent (86 percent).

Changes to the Composition of the Company’s Executive and Supervisory Board

Effective April 1, 2005, the following Executive Board changes were implemented:

Wolfgang Breme, previously Chief Financial Officer at technotrans AG, Sassenberg, Germany, was appointed member of the AIXTRON AG Executive Board and Chief Financial Officer, effective April 1, 2005, replacing Christopher C. Dodson.

Stephen Duane Perry, previously Executive Vice President and member of the AIXTRON Executive Board, left the AIXTRON AG Executive Board, effective April 1, 2005 and assumed executive management responsibilities for Genus, Inc.

Timothy McEntee, previously Executive Vice President and member of the AIXTRON Executive Board, also left the AIXTRON AG Executive Board, effective April 1, 2005.

On July 1, 2005, the AIXTRON Group’s Supervisory Board appointed Dr. William W. R. Elder to the Company’s Executive Board. Dr. Elder was previously Chairman, President and CEO of Genus, Inc., which was acquired by AIXTRON on March 14, 2005, and will act as Chairman of the AIXTRON Group’s Silicon Semiconductor business interests, which includes both Genus (Sunnyvale, California) and the AIXTRON Silicon Semiconductor business

Management Report

(Aachen, Germany), focussing on the integration and development of a combined Silicon technology platform to meet the needs of the Semiconductor industry.

In summary, since July 1, 2005 the Executive Board of AIXTRON AG has been composed of the following members:

•	Paul Hyland, Aachen, Germany, President and Chief Executive Officer

•	Wolfgang Breme, Aachen, Germany, Executive Vice President and Chief Financial Officer

•	Dr. Bernd Schulte, Aachen, Germany, Executive Vice President and Chief Operating Officer

•	Dr. William W. R. Elder, Sunnyvale, California/USA, Executive Vice President

Research and Development

As a high-technology company, the AIXTRON Group maintains a strong Research and Development (R&D) background with significant resources devoted to R&D projects. Reflecting the Company’s commitment to state-of-the-art technology development, R&D expenses in the first nine months of 2005 totaled € 18.8 million, or 20 percent of total revenues, as compared to € 14.1 million representing 16 percent of total revenues in the first nine months of 2004. The year-over-year increase in R&D expenses was largely due to the consolidation of Genus, Inc. into AIXTRON, adding € 5.3 million in additional R&D expenses to the AIXTRON R&D expenses since the date of acquisition.

Management Report

In the second quarter of 2005, the AIXTRON Group completed the installation and hardware qualification of a Generation 1 OVPD® R&D and pilot production tool at Philips Lighting, Aachen, Germany, for the development of novel large-area OLEDs, targeted specifically at future lighting applications. The tool, which is owned by the University of Aachen (RWTH), Germany, and utilized within a joint project funded by the German Federal Ministry of Education and Research, was process-qualified and received final customer acceptance in the third quarter of 2005.

In the first nine months of 2005, AIXTRON continued the qualification process for the Generation 2 OVPD® System for mass production at RiTdisplay Corporation, Taiwan, a leading manufacturer of OLED displays. The Company believes that successful completion of this project will be crucial to the commercialization of AIXTRON’s Organic Vapor Phase Deposition (OVPD®) technology.

Additionally, in the second quarter of 2005 the AIXTRON Group completed the hardware installation and process qualification of a 200/300 mm multi-chamber Tricent® tool at IMEC, a world-leading independent research center in nanotechnology. The installation of this tool, which utilizes the Company’s Atomic Vapor Deposition (AVD®) technology, marks an important milestone in IMEC’s research efforts to develop innovative gate electrodes for sub-45 nanometer CMOS transistors. Following the successful tool start-up, the AIXTRON Group and IMEC’s other industrial project partners such as Intel, Samsung, ST Microelectronics, Matsushita, Philips, and Texas Instruments will focus on further research into the deposition of novel high-k and metal materials for the next generation of transistors.

Management Report

Shares and Stock Options

The AIXTRON Group does not hold any of its own shares.

As of September 30, 2005, the members of the Supervisory Board and the members of the Executive Board held a total of 13,000 (end of previous quarter: 13,000; end of 2004: 12,260) shares in AIXTRON AG. As of September 30, 2005, the members of the Executive Board held 192,258 (end of previous quarter: 192,258; end of 2004: 446,108) stock options for shares in AIXTRON AG. No member of the Supervisory Board held stock options for shares in AIXTRON AG.

AIXTRON’s employees and Executive Board members held 3,287,505 (end of previous quarter and end of 2004: 3,532,785) AIXTRON stock options representing the right to receive 3,999,061 (end of previous quarter and end of 2004: 4,254,331) AIXTRON AG common shares as of September 30, 2005. The employees of Genus, Inc. held 3,446,014 Genus, Inc. stock options representing the right to receive 1,757,467 American Depositary Shares (ADSs) of AIXTRON AG, as of September 30, 2005.

As part of the Genus, Inc. transaction, a trust for the employee stock options of the Genus, Inc. employees was set up, into which appropriate numbers of ADSs of AIXTRON AG were deposited after the capital increase on March 14, 2005.

Management Report

Business Outlook

With capital expenditure in the compound semiconductor industry expected to remain at relatively low levels in the near future and a degree of uncertainty about the exact timing of next-generation manufacturing technologies and materials being introduced into the silicon semiconductor industry, AIXTRON believes customer equipment spending will remain cautious for the remainder of 2005 and early 2006.

Nevertheless, the Company expects to maintain its very strong market share position in the Compound Semiconductor MOCVD system market and remains positive about its ability to build a much stronger position in both the OVPD® Display and the Silicon semiconductor arenas in the coming years. The Executive Board believes that the latter opportunity in Silicon is enhanced by the acquisition of Genus, Inc. in the medium- to long-term.

In the currently challenging environment, the Company believes that, whilst the previous top line revenue forecast for total revenues in 2005 of approximately € 150 million to € 160 million will be nearer to € 140 million, however, the expected net loss guidance under US GAAP remains in the range of approximately € 10 million and € 15 million, as previously predicted.

Management Report

As the Company will report its financial results in accordance with International Financial Reporting Standards (“IFRS”) from the fourth quarter of 2005 onwards, and since there are accounting and valuation differences between US GAAP and IFRS reporting, the 2005 net result guidance given in accordance with US GAAP may differ from the actual 2005 net result to be reported in accordance with IFRS.

The Company believes the current levels of cash and cash equivalents will be sufficient to fund its planned operating activities as well as replacement investments, however the Company will continue to explore and review potential additional funding opportunities in the market to meet future investment needs.

Balance Sheet

Consolidated Balance Sheet (US GAAP) *

Euro in thousands	30.09.2005*	31.12.2004
Assets
Current assets
Cash and cash equivalents	31,494	45,498
Accounts receivable less allowances of k € 475 (December 31,2004: k € 199)	18,019	16,008
Inventories	44,985	35,101
Other current assets	4,614	6,005
Deferred income taxes – net	2,888	2,309
Total current assets	102,000	104,921

Fixed assets
Goodwill	108,164	13,633
Other intangible assets	30,517	4,295
Property, plant and equipment – net	51,581	41,598
Total fixed asset	190,262	59,526

Other long-term assets
Other non-current assets	410	5,820
Deferred tax assets	7,941	4,613
Total other long-term asset	8,351	10,433

Total assets	300,613	174,880

Liabilities & shareholders’ equity
Current liabilities
Accounts payable	13,417	10,769
Advanced payments from customers	15,161	13,529
Accrued expenses and other current liabilities	16,701	12,415
Convertible bonds	3	3
Deferred revenues	721	1,845
Total current liabilities	46,003	38,561

Long-term liabilities
Other long-term liabilities	965	104
Pensions accrual	1,588	811
Total long-term liabilities	2,553	915

Total liabilities	48,556	39,476

Shareholders’ equity
Subscribed capital	89,799	64,832
No. of shares: 89,799,397 (December 31,2004:64,831,512)
Additional paid-in capital	129,889	27,647
Retained earnings	33,848	43,797
Accumulated other comprehensive loss	(1,479)	(872)
Total shareholders’ equity	252,057	135,404

Total liabilities and shareholders’ equity	300,613	174,880

*	unaudited

See Notes to Consolidated Financial Statements

Statement of Income

Consolidated Statement of Income (US GAAP)*

	2005		2004
Euro in thousands, except per share amounts	Q1-Q3	Q3	Q1-Q3	Q3**
Sales revenues	95,683	29,060	89,999	30,012
Cost of sales	64,786	18,061	56,556	18,346

Gross profit	30,897	10,999	33,443	11,666

Operating expenses
Selling expenses	18,291	7,778	12,443	4,019
General and administration expenses	11,797	4,269	8,935	2,979
Research and development costs	18,829	6,923	14,130	5,614
Other operating income	5,620	911	5,429	2,284

Operating income (loss)	(12,400)	(7,060)	3,364	1,338

Interest income	515	133	611	199
Interest expense	147	36	1	0

Income (loss) before income taxes	(12,032)	(6,963)	3,974	1,537

Provision (benefit) for income taxes	(2,083)	128	195	(1,108)

Net income (loss) before minority interest	(9,949)	(7,091)	3,779	2,645

Minority interests	0	0	0	(29)

Net income (loss)	(9,949)	(7,091)	3,779	2,616

Net income (loss) per common share
Basic	(0.11)	(0.08)	0.06	0.04
Diluted	(0.11)	(0.08)	0.06	0.04

Weighted average number of shares used in computing per share amounts:
Basic	89,799,397	89,799,397	64,831,512	64,831,512
Diluted	89,799,397	89,799,397	65,021,642	65,021,642

Consolidated Statements of Comprehensive Income (Loss) (Euro in thousands)
Net income (loss)	(9,949)	(7,091)	3,779	2,616
Foreign currency translation adjustments	1,508	(65)	367	(506)
Gain (loss) on derivative financial instruments	(2,115)	191	(889)	(33)

Comprehensive income (loss)	(10,556)	(6,965)	3,257	2,077

*	unaudited

**	Restated 2004

See Notes to Consolidated Financial Statements

Statement of Cash Flows

Consolidated Statement of Cash Flows (US GAAP)*

Euro in thousands	Q1-Q3 2005	Q1-Q3 2004
Operating Activities
Net income (loss)	(9,949)	3,779
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock compensation	18	60
Depreciation and amortization expense	7,422	4,448
Loss (gain) on disposal of fixed assets	116	0
Loss (gain) on disposal of financial assets	0	240
Deferred income taxes	(3,607)	(1,961)
Changes to assets and liabilities:
Accounts receivable	1,608	(5,433)
Inventories	512	(19,079)
Other Assets	1,078	(5,674)
Accounts payable	(1,511)	1,539
Accrued expenses and other current liabilities	(7,077)	6,753
Deferred revenues	(1,290)	8,635
Long-term liabilities	1,338	5
Advanced payments from customers	1,632	12,545
Net cash provided by (used in) operating activities	(9,710)	5,857

Cash Flows provided by (used in) Investing Activities
Cash acquired from acquisition of Genus, Inc.	9,049	0
Capitalized acquisition expenses	(4,359)	0
Purchase of fixed assets	(7,027)	(2,813)
Purchase of intangible assets	(3,128)	(553)
Purchase of financial assets	0	(134)
Net cash used in investing activities	(5,465)	(3,500)

Cash Flow provided by (used in) Financing Activities
Change in minority interest	0	(160)
Net cash provided by (used in) financing activities	0	(160)

Effect of exchange rate changes on cash	1,171	13

Net change in cash and cash equivalents	(14,004)	2,210
Cash and cash equivalents – beginning of period	45,498	45,303
Cash and cash equivalents – end of period	31,494	47,513

Supplemental disclosures:
Interest paid	8	44
Income taxes	160	0
Non-cash financing activity:
Lability for purchase of minority interests not paid at end of period	0	1,773

*	unaudited

See Notes to Consolidated Financial Statements

Statement of Shareholders’ Equity

Consolidated Statement of Changes in Shareholders’ Equity (US GAAP)

Euro in thousands	No. of issued ordinary shares of the AIXTRON AG
Balance at January 1st, 2005	64,831,512

Net loss
Increase in share capital by contribution in kind	24,967,885
Deferred stock compensation
Foreign currency translation adjustment
Gain (loss) on derivative financial instruments

Balance at September 30th, 2005*	89,799,397

Comparative figures for prior-year period:

Balance at January 1st, 2004	64,831,512

Net income
Deferred stock compensation
Foreign currency translation adjustment
Gain (loss) on derivative financial instruments

Balance at September 30th, 2004*	64,831,512

*	unaudited

**	rounded

Euro in thousands	Common Stock	Add. Paid-in Capital	Retained Earnings	Other Comprehensive Income		Total Shareholders’ Equity
				Foreign currency translation adjustments	Derivative Financial Instruments
Balance at January 1st, 2005	64,832	27,647	43,797	(2,196)	1,324	135,404

Net loss			(9,949)			(9,949)
Increase in share capital by contribution in kind	24,967	102,224				127,191
Deferred stock compensation		18				18
Foreign currency translation adjustment				1,508		1,508
Gain (loss) on derivative financial instruments					(2,115)	(2,115)

Balance at September 30th, 2005*	89,799	129,889	33,848	(688)	(791)	252,057

Comparative figures for prior-year period:

Balance at January 1st, 2004	64,832	27,584	36,651	(2,244)	1,469	128,292

Net income			3,779			3,779
Deferred stock compensation		60				60
Foreign currency translation adjustment				367		367
Gain (loss) on derivative financial instruments					(889)	(889)

Balance at September 30th, 2004*	64,832	27,644	40,430	(1,878 **)	580	131,608 **

See Notes to Consolidated Financial Statements.

Segment disclosure

AIXTRON Segment disclosure for the nine months to September 30, 2005 and the third quarter of 2005 (unaudited)

(EUR in thousands)

Segment information has been prepared in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Management has determined that the Company has one reporting segment in the supply of vapor phase deposition equipment. Following the integration of Genus, Inc., the Company is currently in the process of determining whether silicon equipment will be reported separately. The Company markets and sells the majority of its products in Asia, Europe, and the United States, principally through its direct sales organization and appointed agents.

The following table summarizes net sales and identifiable assets for the significant geographic areas in which the Company operates. Management has determined it is impractical to provide sales data by product as all product as all product sales can be aggregated into one group based upon the common technology.

Segment disclosure

	Asia	Europe		United States	Elimination	Consolidated
Three months to September 30, 2005
Net sales to unaffiliated customers	24,607	2,017		2,436	0	29,060
Inter-company sales	4,886	1,325		2,107	(8,318)	0

Total net sales	29,493	3,342		4,543	(8,318)	29,060

Three months to September 30, 2004
Net sales to unaffiliated customers	19,965	4,171		5,876	0	30,012
Inter-company sales	1,267	744		3,824	(5,835)	0

Total net sales	21,232	4,915		9,700	(5,835)	30,012

Nine months to September 30, 2005
Net sales to unaffiliated customers	68,269	14,702		12,712	0	95,683
Inter-company sales	7,403	3,922		6,010	(17,335)	0

Total net sales	75,672	18,624		18,722	(17,335)	95,683

Long-lived assets – Property, plant and equipment	860	43,161	*	7,779	(219)	51,581

Nine months to September 30, 2004
Net sales to unaffiliated customers	68,037	10,200		11,762	0	89,999
Inter-company sales	3,547	2,522		8,838	(14,907)	0

Total net sales	71,584	12,722		20,600	(14,907)	89,999

Long-lived assets – Property, plant and equipment	982	41,079	*	110	0	42,171

*	80,92% (thousands of EUR 41,742) and 93,75% (thousands of EUR 39,535) of the total identifiable assets were located in Germany at September 30, 2005 and 2004, respectively.

Further disclosures

Notes To The Consolidated Financial Statements Of The AIXTRON Group (unaudited)

Basis of Presentation

The consolidated financial statements have been prepared and published in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of AIXTRON AG and all of its majority-owned and controlled subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation. Any minority interest is recorded in the statements of operations in the income or loss of these subsidiaries, respectively. Any cumulative retained losses relating to a minority interest in a subsidiary that exceed the minority interest in the equity capital of the subsidiary are not allocated to the minority interest.

Further disclosures

Significant Accounting Policies

The accounting policies used for the preparation of this report are the same as those used in the consolidated financial statements as of December 31, 2004.

Additional Disclosure On The Acquisition of Genus, Inc.

The increase in additional paid-in-capital of € 9.5 million booked during the third quarter of 2005 is due to the conversion of a convertible bond issued by Genus, Inc. into AIXTRON American Depositary Shares (ADSs). Each AIXTRON ADS represents one AIXTRON common share. The convertible bond which was acquired by AIXTRON as part of the acquisition transaction of Genus, Inc., effective March 14, 2005, was due in August of 2005.

Aachen, Germany, November 2005

AIXTRON Aktiengesellschaft, Aachen, Germany

Executive Board

Forward-Looking Statements

Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plan,” “believe”, “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.